Exhibit 99.2

FOR IMMEDIATE RELEASE

RADCOM Reports Third Quarter 2017 Financial Results

●	Q3 Revenues up 25% Year-Over-Year to $9.6 million
●	Highest Quarterly Revenues in the Company's History
●	Cash and Cash Equivalents of $33.6 million and No Debt

TEL AVIV, Israel – November 6, 2017 − RADCOM Ltd. (NASDAQ: RDCM), today reported its financial results for the third quarter ended September 30, 2017.

"We are very pleased with our third quarter execution which resulted in record-high quarterly revenues driven by our work with AT&T and other top-tier operators" commented Mr. Yaron Ravkaie, RADCOM's CEO.  "During this quarter, we announced a new win with a world leading top-tier operator and are now executing on the deployment of this contract. Also, subsequent to the quarter, we signed a three-year contract extension with Globe Telecom – the leading operator in the Philippines, with over 60 million customers - to provide service assurance for their mobile network, and to ensure their future transformation to NFV (Network Functions Virtualization). Given the ongoing momentum we see in the market, we also executed during October a successful public equity offering that significantly strengthens our balance sheet and allows us to continue executing on the company's growth strategy. With our current visibility we are updating our 2017 revenue guidance to $36.6-$37.8 million."

Third Quarter 2017 Financial Highlights:

•	Revenues: Total revenues for the third quarter were $9.6 million, up 25% compared to $7.7 million in the third quarter of 2016.

•	Net Income: GAAP net income for the period was $1.2 million, or $0.10 per diluted share, compared to approximately breakeven for the third quarter of 2016.

•
Non-GAAP Net Income:  Non-GAAP net income for the period was $1.7 million, or $0.14 per diluted share, compared to non-GAAP net income of $1.0 million, or $0.09 per diluted share, for the third quarter of 2016.

Both GAAP and non-GAAP results for the third quarter of 2017 included a $155,000, or $0.01 per diluted share, benefit related to grants from the Israel Innovation Authority (formerly Office of the Chief Scientist) compared to $385,000, or $0.03 per diluted share, in the third quarter of 2016.

•
Balance sheet: As of September 30, 2017, the Company had cash and cash equivalents of $33.6 million and no debt.   Subsequent to the quarter, RADCOM closed an underwritten public offering of 1,661,536 ordinary shares which generated net proceeds of approximately $30.2 million.

Earnings Conference Call
 RADCOM's management will hold an interactive conference call today at 8:00 AM Eastern Time (15:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0610

For those unable to listen to the call at the time, a replay will be available from November 7th on RADCOM's website.

For all investor enquiries, please contact:

 Ran Vered
CFO
+972-77-774-5011
ranv@radcom.com

For all media enquiries, please contact:

Mark Rolston
Marketing Manager
+972-77-774-5036
markr@radcom.com

About RADCOM

RADCOM (NASDAQ: RDCM) is a first-mover and leading provider of NFV-ready service assurance and customer experience management solutions for Communications Service Providers (CSPs). RADCOM's software - MaveriQ - continuously monitors network performance and quality of services, to optimize user experience for CSPs' subscribers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS and others. MaveriQ enables CSPs to smoothly migrate their networks to NFV by assuring physical, NFV-based and hybrid networks. For more information, please visit www.radcom.com.

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of the Company's financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company's non-GAAP results provide information to both management and investors that is useful in assessing the Company's core operating performance and in evaluating and comparing the Company's results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as "estimate," "project," "intend," "expect," "'believe", "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its revenue guidance for 2017 and expected new projects for the Company it is using foward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd. Consolidated Statement of Operations
(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$9,645	$7,726	$26,602	$21,473
Cost of revenues	3,163	2,357	7,828	6,186
Gross profit	6,482	5,369	18,774	15,287
Research and development, gross	2,280	1,985	7,507	5,453
Less - royalty-bearing participation	155	385	467	1,141
Research and development, net	2,125	1,600	7,040	4,312
Sales and marketing, net	2,333	2,352	8,219	5,611
General and administrative	991	1,436	3,149	3,463
Total operating expenses	5,449	5,388	18,408	13,386
Operating income (loss)	1,033	(19)	366	1,901
Financial income, net	175	39	325	775

Income before taxes	1,208	20	691	2,676
Taxes	(25)	(18)	(48)	(24)

Net income	$1,183	$2	$643	$2,652

Basic net income per ordinary share	$0.10	$0.00	$0.05	$0.26
Diluted net income per ordinary share	$0.10	$0.00	$0.05	$0.26
Weighted average number of ordinary shares used in computing basic net income per ordinary share	11,747,443	11,410,105	11,698,246	10,023,733
Weighted average number of ordinary shares used in computing diluted net income per ordinary share	12,070,080	11,708,030	12,018,658	10,396,446

RADCOM LTD.
Reconciliation of GAAP to Non-GAAP Financial Information
(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
GAAP gross profit	$6,482	$5,369	$18,774	$15,287
Stock-based compensation	67	39	134	81
Non-GAAP gross profit	$6,549	$5,408	$18,908	$15,368

GAAP research and development, net	$2,125	$1,600	$7,040	$4,312
Stock-based compensation	97	155	339	394
Non-GAAP research and development, net	$2,028	$1,445	$6,701	$3,918

GAAP sales and marketing, net	$2,333	$2,352	$8,219	$5,611
Stock-based compensation	122	73	394	124
Non-GAAP sales and marketing, net	$2,211	$2,279	$7,825	$5,487

GAAP general and administrative	$991	$1,436	$3,149	$3,463
Stock-based compensation	200	746	859	1,101
Non-GAAP general and administrative	$791	$690	$2,290	$2,362

GAAP total operating expenses	$5,449	$5,388	$18,408	$13,386
Stock-based compensation	419	974	1,592	1,619
Non-GAAP total operating expenses	$5,030	$4,414	$16,816	$11,767

GAAP operating income (loss)	$1,033	$(19)	$366	$1,901
Stock-based compensation	486	1,013	1,726	1,700
Non-GAAP operating income	$1,519	$994	$2,092	$3,601

GAAP income before taxes	$1,208	$20	$691	$2,676
Stock-based compensation	486	1,013	1,726	1,700
Non-GAAP income before taxes	$1,694	$1,033	$2,417	$4,376

GAAP net income	$1,183	$2	$643	$2,652
Stock-based compensation	486	1,013	1,726	1,700
Non-GAAP net income	$1,669	$1,015	$2,369	$4,352

GAAP Net income per diluted share	$0.10	$0.00	$0.05	$0.26
Stock-based compensation	0.04	0.09	0.15	0.16
Non-GAAP net income per diluted share	$0.14	$0.09	$0.20	$0.42

Weighted average number of shares used to compute diluted net income per share	12,070,080	11,708,030	12,018,658	10,396,446

RADCOM Ltd. Consolidated Balance Sheets (thousands of U.S. dollars)

	As of	As of
	September 30, 2017	December 31, 2016
	(unaudited)
Current Assets
Cash and cash equivalents	$33,563	$42,886
Restricted bank deposits	35	32
Trade receivables, net	13,835	4,388
Inventories	275	623
Other receivables	1,599	1,960

Total Current Assets	49,307	49,889

Severance pay fund	3,065	2,788

Other long-term receivables	335	375

Property and equipment, net	1,855	1,516

Total Assets	$54,562	$54,568

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	1,336	2,820
Deferred revenue	583	2,593
Employee and payroll accruals	3,691	3,541
Other payables and accrued expenses	2,018	2,081

Total Current Liabilities	7,628	11,035
Long-Term Liabilities
Deferred revenue	48	123
Accrued severance pay	3,603	3,267

Total Long-Term Liabilities	3,651	3,390

Total Liabilities	$11,279	$14,425

Shareholders' Equity
Share capital	531	523
Additional paid-in capital	100,681	98,283
Accumulated other comprehensive loss	(2,468)	(2,559)
Accumulated deficit	(55,461)	(56,104)

Total Shareholders' Equity	43,283	40,143

Total Liabilities and Shareholders' Equity	$54,562	$54,568